Exhibit 99.8

PRESS RELEASE

COP 30: TotalEnergies Commits $100 Million to Climate Investment in support of the OGDC Community

•	Climate Investment (CI) has become an OGDC (Oil & Gas Decarbonization Charter) Partner to develop technology and adoption insights to OGDC signatories.

•	Climate Investment’s prior investments have delivered field-proven results across 46 companies, with a cumulative portfolio impact of 133 MtCO2e since 2019, in particular in methane detection and abatement, carbon capture and energy efficiency.

Paris, November 14, 2025 – During the United Nations Climate Change Conference (COP 30) taking place in Belém, Brazil, TotalEnergies, a member of the Oil and Gas Climate Initiative (OGCI) and of the Oil and Gas Decarbonization Charter (OGDC), announces a $100 million commitment to Climate Investment’s Venture Strategy fund, which backs technologies that cut emissions across the oil and gas value chain.

Climate Investment is now a Partner of the Oil & Gas Decarbonization Charter (OGDC) under a MoU signed on July 14, 2025. As such, Climate Investment will provide OGDC signatories with insights that can help them on their decarbonization path, within the scope of the OGDC Charter.

Climate Investment, which has been launched as an initiative of OGCI in 2015, has deployed hundreds of millions of dollars across 46 early and growth stage investments in methane detection and abatement, carbon capture and energy efficiency. The cumulative GHG impact delivered by the portfolio is 133 Mt CO2e since 2019.

Working collectively and sharing innovative solutions

TotalEnergies has been a member of OGDC since its launch during COP28 and our Company’s Chairman and CEO is one of the three champions of this initiative, together with Dr. Sultan Al Jaber, ADNOC CEO and Amin Nasser, Saudi Aramco CEO. Collective and collaborative approaches such as this support a pragmatic and effective energy transition. TotalEnergies is sharing its AUSEA technology with several national oil companies to strengthen methane detection and measurement, complementing its OGMP 2.0 Gold Standard status and the rollout of continuous detection on operated upstream assets. In parallel, technologies backed by Climate Investment are already delivering in the field; for example, Qnergy’s instrument-air pneumatics have replaced gas-driven devices on approximately 400 pads in the Barnett field.

“TotalEnergies’ commitment to Climate Investment will help to scale proven solutions for the benefit of the OGDC community. Through this, we move as one industry - backing innovations that reduce emissions on site - and enabling other operators adopt them quickly,” said Patrick Pouyanné Chairman and CEO of TotalEnergies. “Innovation in decarbonization must be a shared journey and we will move faster together. I invite other IOCs and NOCs to join us through Climate Investment’s venture strategy.”

“At Climate Investment, our mission is to invest in decarbonization technologies that underpin the next generation of global infrastructure. Through our venture investment strategy, we identify and scale solutions for heavy industry—helping create operational value for asset owners and deliver measurable greenhouse gas reductions,” said Dr. Pratima Rangarajan, CEO, Climate Investment. “We welcome TotalEnergies’ continued commitment to Climate Investment and, through our OGDC partnership, look forward to scaling decarbonization technologies across the oil and gas sector.”

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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